UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
20 November 2014

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

ZaZa Energy Corporation

File No. 1-35432 -- CF# 31611

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ZaZa Energy Corporation submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 8-K filed on September 24, 2014, as amended on November 6, 2014.

Based on representations by ZaZa Energy Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 2.1	through September 18, 2019
Exhibit 10.1	through November 6, 2019

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary